Exhibit 99.4

Alexco Announces the Filing of Management Information Circular in Connection with Special Meeting to Approve Acquisition by Hecla

For any questions, please contact Alexco Resource’s proxy solicitation agent and communications advisor, Laurel Hill Advisory Group, toll free at 1-877-452-7184 (1-416-304-0211 outside North America) or email assistance@laurelhill.com.

August 4, 2022 - Alexco Resource Corp. (NYSE American/TSX: AXU) (“Alexco” or the “Company”) announced today that it has filed and mailed the management information circular dated July 28, 2022 (the “Circular”) and related meeting materials (collectively, the “Meeting Materials”) for its special meeting (the “Meeting”) of shareholders (the “Shareholders”), optionholders, restricted share unit holders, and deferred share unit holders of Alexco (collectively, the “Securityholders”) to be held on August 30, 2022, at 10:00 am (Pacific Time) (the “Meeting”) in connection with the proposed business combination with Hecla Mining Company (NYSE: HL) (“Hecla”), announced on July 5, 2022.

The Meeting Materials contain important information regarding the Transaction, how Securityholders can attend and vote at the Meeting, that the Transaction is in the best interests of the Company and is fair to Shareholders, and the background that led to the Transaction and the reasons for the unanimous determinations of the special committee of independent Alexco directors (the “Special Committee”) and the board of directors of Alexco (the “Board”). The Meeting Materials have been filed by the Company on SEDAR and EDGAR and are available under the Company’s profile at www.sedar.com and on EDGAR at www.sec.gov. The Meeting Materials are also available on the Company’s website at Alexco - Investors - Special Meeting of Shareholders (https://alexcoresource.com/investors/special-meeting-of-shareholders/).

At the Meeting, Securityholders will be asked to consider and, if deemed advisable, pass a special resolution (the “Arrangement Resolution”) to approve an arrangement (the “Arrangement”), in accordance with the terms of an arrangement agreement entered into by the Company and Hecla on July 4, 2022, as assigned and amended (the “Arrangement Agreement”) pursuant to which 1080980 B.C. Ltd. (“108”), a subsisidary of Hecla, will acquire all of the issued and outstanding common shares of Alexco (the “Alexco Shares”) that it does not already own by way of a statutory plan of arrangement.

Board Recommendation

The Board unanimously recommends that Securityholders vote FOR the Arrangement resolution.

Pursuant to the terms of the interim order (the “Interim Order”) obtained on July 27, 2022 from the British Columbia Supreme Court (the “Court”), Securityholders of record at the close of business on July 20, 2022 will be entitled to receive notice of, attend and vote at the Meeting. Securityholders should carefully review all of the Meeting Materials as they contain important information concerning the Transaction and the rights and entitlements of Securityholders thereunder.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9	1 | P a g e
Canada

Pursuant to the terms of the Interim Order, for the Arrangement to become effective, the Arrangement Resolution will require approval of at least (i) 66⅔% of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting; (ii) 66⅔% of the votes cast by Securityholders, voting together as a single class, present in person or represented by proxy at the Meeting; and (iii) a majority of the votes cast by Shareholders other than votes attached to Alexco Shares required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions. The Circular regarding the Arrangement has been filed with regulatory authorities and mailed to the Securityholders in accordance with applicable securities laws.

The proposed closing date of the Arrangement is September 7, 2022, subject to obtaining Court, Securityholder and regulatory approval and the satisfaction of conditions set forth in Arrangement Agreement.

Transaction Details

Under the terms of the Arrangement, Shareholders will receive 0.116 common shares in the capital of Hecla (each common share, a “Hecla Share”) for each Alexco Share held (the “Consideration”) pursuant to the Plan of Arrangement. In addition, to enable Alexco to maintain operations prior to completion of the Arrangement, Hecla has provided Alexco with a US$30 million convertible secured loan facility, of which US$20 million has been drawn as of the date of this release and has purchased, through an affiliate, 8,984,100 Alexco Shares at C$0.50 per Alexco Share, having an aggregate value of C$4,492,050, resulting in 9.9% of Alexco Shares being held by Hecla or its affiliates.

Reasons for the Arrangement

In evaluating and unanimously approving the Arrangement, the Special Committee and the Board gave careful consideration to the current position and condition and the expected and potential future position and condition of the business of the Company, and all terms of the Arrangement Agreement, including the conditions precedent, representations and warranties and deal protection provisions. The Special Committee and the Board considered a number of factors including, among others, the following:

•	Premium. The Consideration to be received by Shareholders pursuant to the Arrangement represents a premium of 12% on a spot basis to the July 1, 2022 closing price, and 24% premium using the trailing 5-day volume weighted average trading price on the NYSE American for Alexco Shares and the NYSE for Hecla Shares as of market close on July 1, 2022.

•	Liquidity. Based on the immediate financing requirements, the business, operations, financial condition and prospects of the Company, as well as the current and prospective environment in which the Company operates, including macroeconomic conditions in Canada and globally, there is a significant risk that the Alexco Shares could continue to trade below US$0.417, the closing price as at July 1, 2022, over the short to medium term. The Consideration provides Shareholders with immediate liquidity at a price that may not be available in the absence of the Arrangement.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9	2 | P a g e
Canada

•	Strengths and Strategic Fit. If the Arrangement is completed, it is expected that Shareholders will benefit from:

(i)	the consolidation of the assets of Alexco and Hecla;
(ii)	jurisdictional and project risk diversification; and

(iii)	enhanced capital markets profile, financing capacity and access to capital.

•	Shareholders will also be able to continue to participate in the potential upside from any exploration and development success related to the properties of Alexco, as well as the other properties of Hecla. It is expected that Shareholders will hold approximately 3% of the Hecla Shares on an outstanding undiluted basis upon completion of the Arrangement.

•	Process. The Arrangement with Hecla resulted from discussions that began months ago. During that time, the management and financial advisors of Alexco communicated with several other parties regarding potential transactions. Confidentiality agreements were entered into with seven potential acquirors or merger partners. Discussions were held with each. The Arrangement is the most attractive of those alternatives. All potential acquirors or merger partners expressed the view that existing silver purchase agreement between Wheaton Precious Metals Corp. and Alexco and certain of its subsidiaries (the “Wheaton Stream Agreement”) would require amendment to ensure the financial viability of Alexco’s conventional mining and milling of silver-lead-zinc ore from certain deposits in the Keno Hill District in Yukon, Canada (the “Keno Hill Project”). Of all of the parties the Company approached, only Hecla was successful in negotiating satisfactory arrangements with Wheaton with respect to the Wheaton Stream Agreement.

•	Business and Industry Risks. The business, operations, assets, financial condition, operating results and prospects of Alexco are subject to significant uncertainty, including risks associated with Wheaton’s silver purchase streaming rights on its Keno Hill Project, risks associated with a negative working capital position, and risks associated with obtaining the required financing on acceptable terms or at all. The Special Committee concluded that the Company immediately required additional financing and of the financing alternatives, the Arrangement provided a more favourable outcome to the Company and its stakeholders than any other option that was reasonably available. Further, the Special Committee determined that the Consideration under the Arrangement is more favourable to Shareholders than continuing with Alexco’s current business plan in light of these risks and uncertainties.

Shareholder Questions and Voting Assistance

For any questions or assistance with voting, shareholders can contact Laurel Hill Advisory Group at 1-877-452-7184 (toll-free in North America), 1-416-304-0211 (calls outside North America) or by email at assistance@laurelhill.com.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9	3 | P a g e
Canada

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada’s Yukon Territory, one of the highest-grade silver mines in the world.

Contact

Clynton R. Nauman, Chairman and Chief Executive Officer

Rajni Bala, Investor Relations and Communications Lead

Phone: (778) 945-6577

Email: info@alexcoresource.com

Website: www.alexcoresource.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, which relate to future events or future performance. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements herein include, without limitation, statements regarding the Meeting; statements with respect to the consummation and timing of the transaction; approval by Securityholders; the satisfaction of the conditions precedent to the transaction; the Consideration to be received by Shareholders; the expected benefits of the Arrangement; Shareholders’ estimated shareholdings in Hecla following the completion of the Arrangement, and timing, receipt and anticipated effects of Court, regulatory and other consents and approvals. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company, including assumptions as to the ability of Alexco and Hecla to receive, in a timely manner and on satisfactory terms, the necessary regulatory, Court, securityholder and other third party approvals; the satisfaction of the conditions to closing of the Arrangement in a timely manner and completion of the Arrangement on the expected terms; the expected adherence to the terms of the Arrangement Agreement and agreements related to the Arrangement Agreement; the adequacy of our and Hecla’s financial resources; favourable equity and debt capital markets; and stability in financial capital markets. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others: the risk that the Arrangement may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; the failure of the Company and Hecla to obtain the necessary regulatory, Court, securityholder, and other third-party approvals, or to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all, may result in the Arrangement not being completed on the proposed terms, or at all; changes in laws, regulations and government practices; if a third party makes a Superior Proposal (as defined in the Arrangement Agreement), the Arrangement may not be completed and the Company may be required to pay the Termination Fee (as defined in the Arrangement Agreement); if the Arrangement is not completed, and the Company continues as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion of the Arrangement could have an impact on the Company’s current business relationships and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company; future prices of silver, gold, lead, zinc and other commodities; market competition; and the geopolitical, economic, permitting legal climate that Alexco and Hecla operate in; and the additional risks and uncertainties identified in Alexco’s filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9	4 | P a g e
Canada